VIA EDGAR

March 8, 2010

Ms. Karen J. Garnett
 Assistant Director
United Stated Securities and Exchange Commission
100 F Street,  NE
Washington, D.C.  20549

Re:	ASI Technology Corporation
Preliminary Information Statement on Schedule 14C Filed February 22, 2010 File No. 000-06428

Dear Ms. Garnett:

We are in receipt of the Staff’s letter dated March 4, 2010, with respect to the above-referenced SEC filing.  We are responding herein to the Staff’s comment as set forth below.

Management acknowledges that: ASI Technology Corporation (“ASI” or “Company”) is responsible for the adequacy and accuracy of the disclosure with respect to the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s response to the Staff’s comment is listed below. All capitalized terms used, but not defined herein have the meanings assigned to such terms in the SEC filing on Schedule 14C referenced above.

STAFF COMMENT

1. We note from your disclosure on page 3 that shareholders holding 60.5% of your issued and outstanding shares of common stock approved the share capital increase and the ratification of the 2010 Stock Incentive Plan. On page 4, you indicate that the 2010 Stock incentive Plan was adopted by your board on February 16, 2010 and “subsequently approved” by your shareholders. Please provide us with a legal analysis of how you obtained written consents in a manner that did not constitute a solicitation subject to the proxy rules. Also, please revise to disclose the percentage of your outstanding common stock that approved the 2010 Stock Incentive Plan.

COMPANY’S RESPONSE

The Company did not “solicit” votes from the thirteen consenting stockholders (identified below by shareholder, relationship to the Company, number of shares owned and ownership percentage) which represents 60.5% of our outstanding stock.  Please note that six of these consenting shareholders are directors or affiliates of directors of the Company.  With respect to the other seven consenting stockholders, the Company has a prior relationship with each shareholder through our directors and/or executive officers.  Please note that no commission or remuneration was paid in obtaining these consents nor were these shareholders provided any non-public and/or material information about the Company as part of obtaining such consent.  We believe the actions by the Company in obtaining the consents are proper and customary for the matters set forth in the Schedule 14C.

The following table lists the shareholders and identifies the relationship:

Shareholder	Signor	Relationship	Shares	%
Davric Corporation	Jerry E. Polis, President	Director	3,398,888	19.9%
Jerry E. Polis Family Trust	Jerry E. Polis, Trustee	Director	3,532,362	20.7%
The Polis Family LLC	Jerry E. Polis, Managing Member	Director	100,000	0.6%
Riviera Investments Limited Partnership	Gerald L. Ehrens, President	Director	150,000	0.9%
Eric M Polis Trust	Eric M. Polis, Trustee	Director	325,000	1.9%
Fait Family Trust Dated November 15,2005	Richard A. Fait, Trustee	Director	100,000	0.6%
David A. Polis Trust	David A. Polis, Trustee	Adult son of director Jerry E. Polis	50,000	0.3%
Gidget and Jamie Graham	Gidget and Jamie Graham	Investor in ASI since 2005 and long-term business associate of Jerry E. Polis	555,000	3.2%
Graham Family Trust	Gidget Graham, Trustee	Investor in ASI since 2005 and long-term business associate of Jerry E. Polis	150,000	0.9%
Norris Family 1997 Trust	Elwood G. Norris, Trustee	Investor in ASI since 2001 and long-term business associate of Jerry E. Polis	452,205	2.6%
Irving Susson	Irving Susson	Investor in ASI since 2005 and long-term business associate of Jerry E. Polis	300,000	1.8%
RBT Trust	Robyne J. Brooks, Trustee	Investor in ASI since 2007, neighbor and long-term business associate of Jerry E. Polis	900,000	5.3%
The Robyne J. Brooks Trust	Robyne J. Brooks, Trustee	Investor in ASI since 2007, neighbor and long-term business associate of Jerry E. Polis	320,000	1.9%

			10,333,455	60.5%

In the definitive filing on page 4 we will modify the identified sentence to add the percentage of outstanding common stock that approved the 2010 Stock Incentive Plan. The sentence read as follows in the Preliminary 14C:

Therefore, to be able to attract, retain and motivate directors, key employees and consultants and to recognize the significant contributions these individuals have made, or are anticipated to make, for our long-term performance and growth, the Board on February 16, 2010 adopted and approved and the shareholders subsequently approved the ASI Technology Corporation Stock Incentive Plan of 2010 (the "Incentive Plan").

The revised sentence in the Definitive 14C will read as follows:

Therefore, to be able to attract, retain and motivate directors, key employees and consultants and to recognize the significant contributions these individuals have made, or are anticipated to make, for our long-term performance and growth, the Board on February 16, 2010 adopted and approved and subsequently shareholders holding 10,333,455 shares (representing 60.5%) of our issued and outstanding shares of Common Stock approved the ASI Technology Corporation Stock Incentive Plan of 2010 (the "Incentive Plan").

Please direct any questions regarding the foregoing information to Henry Lichtenberger, Esq. at 702-360-6000 (fax 702-360-0000) or to the undersigned at 702-734-1888 (fax 702-737-6900). Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Jerry E. Polis

Jerry E. Polis
President
ASI Technology Corporation

c:	Henry Lichtenberger, Esq.